GRANDVIEW GOLD INC. –"MANAGEMENT’S DISCUSSION AND ANALYSIS"
THREE MONTHS ENDED AUGUST 31, 2008

The following Management Discussion and Analysis ("MD&A") reviews the financial condition and results of operations of Grandview Gold Inc. ("Grandview" or the "Company"), formerly Consolidated Grandview Inc., for the three months ended August 31, 2008 ("first quarter 2009") and its financial position as at August 31, 2008. The MD&A should be read in conjunction with Grandview’s unaudited quarterly financial statements and related notes as at August 31, 2008 and audited annual financial statements and notes as at May 31, 2008.

Grandview’s financial statements were prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). Unless otherwise stated, all amounts discussed herein are denominated in Canadian dollars. A summary of the differences in Canadian GAAP and those generally accepted in the United States ("US GAAP"), which affects the Company, is contained in Note 12 to the unaudited financial statements for the first quarter 2009.

Additional information relating to the Company and subsequent press releases, have been filed electronically through the System for Electronic Document Analysis and Retrieval ("SEDAR") and is available online at www.sedar.com, or at the Company’s website at www.grandviewgold.com

The Company’s shares are listed on the Toronto Stock Exchange (the "TSX") under the trading symbol "GVX". Grandview also publicly lists its securities on the NASDAQ OTC Bulletin Board, under the symbol "GVGDF".

The comparative reporting period is the three months ended August 31, 2007 ("first quarter 2008").

This MD&A was prepared on October 15, 2008.

Forward Looking Statements

This MD&A includes certain forward-looking statements within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical facts, included in this MD&A that address activities, events or developments that the Company expects or anticipates will or may occur in the near future, including future business strategy, goals, exploration programs or other such matters are forward-looking statements. When used in this MD&A, the words "estimate", "plan", "anticipate", "expect", "intend", "believe" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from future results expressed or implied by such forward-looking statements. Such factors include, among others, risks related to joint venture operations, actual results of current or planned exploration activities, changes in project parameters as plans continue to be refined, unavailability of financing, fluctuations in precious metal prices and other such factors. Accordingly, the reader should not place undue reliance on forward-looking statements by the Company. Statements speak only as of the date on which they are made.

OVERALL PERFORMANCE

Overview and Corporate History

Grandview is a mineral exploration company focused on creating value for shareholders by exploring and, if warranted, developing gold properties in North America. Grandview continues to be involved in the acquisition, exploration and, if warranted, the development of properties for the mining of precious metals in Ontario and Manitoba, Canada and Nevada, USA.

Grandview was incorporated in 1945 and was primarily engaged in the mineral exploration and resource sector up to 1987, when trading of the Company’s securities ceased. In November 1998, Grandview invested in Navitrak International – a company involved in high-technology products involving global positioning systems (GPS). During the next three years, Grandview pursued this investment opportunity, but subsequently decided to return to mineral exploration and mining.

On March 26, 2004, the Company put a new management team in place, identified an exploration property of merit with a geological report in accordance with the National Instrument 43-101, and acquired an option to earn an interest in the Pony Creek/Elliot Dome Properties; the terms of which it subsequently fulfilled (refer below).

Properties and Projects

Pony Creek / Elliot Dome Properties in the State of Nevada, USA

Grandview has an 80% undivided interest in the Pony Creek and Elliot Dome :Properties, both in Elko County, Nevada.

In accordance with the terms of the option agreement between the Company and Mill City Gold Corp. ("Mill City"), dated April 14, 2005, Mill City has exercised its option to dilute its 40% participating interest in the Pony Creek / Elliot Dome Properties to a 20% carried interest, up to and including the date on which the bankable feasibility study is completed by the Company. At that time Mill City shall convert its 20% carried interest to a 20% participating interest. The acceptance by Mill City of the terms of the Company’s earn in immediately converted the Company’s 60% interest to a 80% interest in the Pony Creek / Elliot Dome Properties.

Exploration costs of $167,298 were incurred during the first quarter 2009. Exploration costs incurred during first quarter 2008 were $604,947. Cumulative exploration costs incurred from the inception of the exploration stage to August 31, 2008 were $5,846,638.

During 2008, the Company completed a 13-hole reverse circulation drill program for a total of 12,830 feet (3,910.4 meters) on three separate target areas across the Pony Creek and Elliott Dome Properties. In addition, our geological staff continued mapping, sampling and geophysical interpretation to help further delineate drill targets. A large historic database was examined to identify additional clues with respect to controls of mineralization within the South Resource area. New structural concepts were tested and proved very successful. Five drill holes tested the idea of northerly structures as conduits for fluid flow in the South Resource Area and we were rewarded with several holes intersecting significant gold grades, including 42.7 meters grading 2.59 grams per tonne gold. We are currently modeling this new data in an attempt to better understand controls on mineralizing fluids and determine the overall potential of the project.

A deep, 2000 foot (609.6 meter) hole was drilled at the Red Rock target to test for a hidden "Rain" type which was projected to be intersected at a down-hole depth of approximately 1,500 foot. Unfortunately the target contact was not reached and after reaching rig capacity, the hole was stopped.

Seven drill holes also explored the Pony Creek West area. All holes encountered anomalous gold values in what is mapped as Chainman Formation units, but no significant intercepts were discovered.

Red Lake Properties – Loisan, Dixie Lake and Sanshaw-Bonanza in Ontario, Canada

Grandview has a 100% interest in eight mining claims, covering approximately 60 hectares, located in Red Lake, Ontario, Canada (the "Loisan Property").

Grandview has a 64% interest in the Dixie Lake Property, located in the Red Lake Mining District, Ontario, Canada (the "Dixie Lake Property"). The Company obtained this interest by fulfilling the terms of its original option agreement with Fronteer Development Group Inc. ("Fronteer"). Under the terms of the option agreement, dated August 26, 2005, the Company had a right to earn an undivided 51% interest in the Property by incurring exploration expenditures of $300,000, which it has, making payments totaling $75,000 to the underlying property vendor and by issuing 160,000 shares of the Company at $1.25 per share (for a total value of $200,000) to a third party as a finder’s fee. The Company recently presented a detailed accounting of its $1,711,000 exploration program completed to date, as well as plans for exploration moving forward. Fronteer accepted the Company’s earn-in and has further informed the Company that, as per the terms of the option agreement, it will exercise its option to dilute its 49% participating interest to a 36% participating interest in the property.

Grandview has also acquired a 60% interest in ten (10) unpatented and two (2) patented mining claims, located on Red Lake, Ontario (the "Sanshaw-Bonanza Property"). Grandview earned this interest, under an agreement, as amended, with EMCO Corporation SA ("EMCO"), by incurring $500,000 in resource exploration and development expenditures and by issuing 215,000 common shares of the Company and also by issuing 200,000 warrants at an exercise price of $1.40 per share (which expire 36 months from the date of issuance). On July 11, 2008, the Company issued the final 30,000 common shares required under the agreement with EMCO to acquire a 60 percent interest in the Sanshaw-Bonanza Property.

Exploration costs of $99,060 were incurred during first quarter 2009 on the Red Lake Properties (first quarter 2008: $716,565). Cumulative exploration costs incurred from the inception of the exploration stage to August 31, 2008 were $3,375,031.

At the Dixie Lake Property, the Company completed two drilling campaigns between the summer of 2007 and the end of the winter 2008 on the Dixie Lake Property. The summer program included 18 diamond drill holes (4,563 meters of core) drilled on a number of known zones including the; 88-04 Zone, Main Zone, South Zone, C-Zone, and the MMI-East Zone. The most significant result was the discovery of a previously unknown zone of high-grade quartz veins with abundant visible gold in drill core. We identified this area as the New South Zone ("NS Zone"). This type of mineralization more closely resembles the high-grade mineralization that Goldcorp is mining just northwest of us at the Red Lake mine complex. An intercept of 22.90 gram per tonne gold over 2.86 meters (amongst others) in the summer 2007 program prompted the Company to return to continue testing the NS Zone. In January 2008, the Company completed an additional two drill holes on the NS Zone and was successful in intersecting the quartz vein zone with one of the two holes, returning 18.26 grams per tonne over 2.20 meters.

Ongoing evaluation of this new target area continues and it is hoped that additional drilling will help to enlarge and delineate the NS Zone.

At the Sanshaw-Bonanza Property in Red Lake, the Company completed a five (5) hole diamond drill program totalling 1,087 meters. The drill program targeted geophysical and structural elements beneath the waters of Red Lake and thus drilling was carried out during the winter months in early 2008 when sufficient ice thickness was present.

Three holes targeted what is believed to be the southwest extension of a structural corridor from the Goldcorp/Premier Gold Bonanza property immediately adjacent to the Company's property. Difficulties reaching bedrock and coring resulted in abandoning the holes after several attempts. These targets remain untested and we hope to return to the area to pursue drilling. The drill was then pulled back to a land based setup and two holes were successfully drilled on the margin of the historic Orlac Deposit. Gold bearing mineralization was encountered in holes BS-08-03 and BS-08-04 in proximity to a granite-volcanoclastic contact zone.

Rice Lake Properties – Bissett, Gem, GVG, Angelina and Banksian in Manitoba, Canada

Grandview owns a 100% interest in five (5) mining claims, located in Manitoba, Canada (the "Bissett Gold Camp Claims".

Grandview has an option to acquire a 50% interest in the Gem Property, a property consisting of seven (7) claims covering 1,594 hectares, located near Rice Lake, Manitoba (the "Gem Property"). Grandview may earn this interest by completing $250,000 in exploration work by December 31, 2007. In January, the company successfully negotiated an extension to the timelines for incurring expenditures under the option agreement in respect of the Gem Property to December 31, 2008. In return for the extension, Grandview forwarded digital information from the airborne geophysical survey completed by Grandview in 2006 to Marum Resources Inc. ("Marum"). Marum will process the data and combine that information with other data in its possession. Marum will then share the information with Grandview once compiled.

Grandview has a 100% interest in sixteen (16) unpatented mining claims in the Long Lake – Cat Lake area of southeastern Manitoba, covering approximately 3,187 hectares (the "GVG Property").

Grandview has a 100% interest in four (4) unpatented mining claims covering 351 hectares in the Rice Lake belt in southeastern Manitoba (the "Angelina Property").

Grandview has a 100% interest in fourteen (14) unpatented mining claims in the Banksian Lake area of southeastern Manitoba, covering 2,824 hectares (the "Banksian Property").

Exploration costs of $64,343 were incurred during first quarter 2009 on the Manitoba Properties (first quarter 2008: $15,150). Cumulative exploration costs incurred from the inception of the exploration stage to August 31, 2008 were $1,391,982.

In Manitoba ASK Prospecting complete a first pass assessment of our claim groups in southeastern portion of the Rice Lake Belt. The results were mixed, but did identify a number of areas to follow up, including the Angelina Property towards the north end of our land position. A number of samples returned +10 gram per tonne assays (with visible gold noted) on some shear zones that had previously been identified, but not drilled.

The Company completed a limited seven-hole (1,193 meter) drill program on the Angelina Property in the fall to test a gold bearing shear zone at depth. The Company’s efforts were not rewarded and it has no further plans for the Angelina Property at this time.

Rocky Ridge Property in Manitoba, Canada

Grandview had an option to acquire a 70% interest in 7 mining claims, located in the Lac du Bonnet mining district of Manitoba (the "Rocky Ridge Property"). Grandview may have earned this interest by incurring $600,000 in resource exploration and development expenditures, making $85,000 in payments and issuing 225,000 shares of the Company, over a 2-year period. The Company allowed its option to lapse on this property during 2008, due to poor drill results.

Exploration costs of $Nil were incurred during the first quarter 2009 on the Rocky Ridge Property (first quarter 2008: $726,375). Cumulative exploration costs incurred from the inception of the exploration stage to August 31, 2008 of $528,376 were written off prior to the start of the first quarter 2009.

Private Placements

On July 11, 2008, the Company issued 30,000 common shares to EMCO (refer discussion relating to the Sanshaw-Bonanza gold property above).

Results of Operations

First quarter 2009

Grandview incurred a net loss of $138,389 for the first quarter 2009, compared with $389,785 for the first quarter 2008. The lower net loss for the first quarter 2009 compared to the corresponding period last year is due to efforts to curtail organizational activity during the current economic climate.

Cash flows used in operating activities for the first quarter 2009 of $40,843 compares with $259,747 for the first quarter 2008. The reduction in cash flows used in operating activities is due to a significant reduction in exploration and development activities.

Grandview’s asset base has improved considerably since the corresponding period last year as a result of capital raised by the Company through private placements.

SUMMARY OF QUARTERLY RESULTS

The following tables set out financial performance highlights for the past eight quarters.

	First Quarter Aug. 31, 2008	Fourth Quarter May 31, 2008	Third Quarter Feb. 28, 2008	Second Quarter Nov. 30, 2007
Revenue	$ 0	$ 0	$ 0	$ 0
Expenses	138,952	425,903	264,491	1,731,395
Net loss	(138,389)	(870,408)	(34,115)	(1,711,526)
Net loss per share	(0.00)	(0.03)	(0.00)	(0.05)
Cash flows from (used in) operating activities	(40,843)	(244,135)	(99,957)	(956,614)
Cash and cash equivalents, end of period	735,523	1,096,266	1,927,043	1,146,482
Assets	11,645,288	11,673,136	12,383,498	11,312,038

	First Quarter Aug. 31, 2007	Fourth Quarter May 31, 2007	Third Quarter Feb. 28, 2007	Second Quarter Nov. 30, 2006
Revenue	$ 0	$ 0	$ 0	$ 0
Expenses	375,811	370,329	666,918	858,082
Net income (loss)	(389,785)	193,241	(666,918)	(851,293)
Net income (loss) per share	(0.01)	0.01	(0.03)	(0.04)
Cash flows used in operating activities	(259,747)	(269,368)	(430,290)	(335,602)
Cash and cash equivalents, end of period	2,965,747	1,299,277	1,083,491	550,393
Assets	12,064,680	9,217,009	8,357,714	7,138,846

Liquidity and Capital Resources

Grandview’s working capital on August 31, 2008 was $710,280, compared with $1,168,570 on May 31, 2008. The cash balance on August 31, 2007, was $258,917 and short-terms investments were $476,606, compared with a cash balance of $84,856 and short-term investments of $1,011,410 on May 31, 2008.

The Company does not earn any revenue from its exploration and development activities and as no additional funding was acquired during the first quarter 2009, the cash balance and liquidity situation of the Company overall was negatively affected.

The Company’s outstanding warrants and stock options are unchanged since the May 31, 2008 year-end.

The Company does not earn any revenue from its exploration and development activities. While Grandview is dependant on the success of financing initiatives, management intends to strictly control all expenses and focus on creating value for shareholders by exploring and developing high-grade gold properties which it believes are to be the most promising.

Disclosure of Outstanding Share Data

The Company is authorized to issue an unlimited number of shares. As of August 31, 2008 and October 15, 2008, the Company had outstanding 36,318,765 common shares; 12,361,125 warrants; and 4,575,000 stock options.

RELATED PARTY TRANSACTIONS

The Chairman was paid $15,000 for consulting services during the first quarter 2009 (first quarter 2008: $19,500).

Consulting fees of $43,500 were paid to the President and Chief Executive Officer ("CEO") of the

Company for first quarter 2009 (first quarter 2008: $22,500). Included herein were car and office allowances of $6,000 (first quarter 2008: $6,000). Of the aforementioned costs, $15,000 were capitalized to mining interest during the first quarter 2009 (first quarter 2008: $15,000) The CEO was advanced a loan of $90,000 on October 31, 2006. The loan bears no interest and is due on October 31, 2009. [NTD: Should there be a discussion of the bonus which was used, in part, to pay this down? There is only 60k outstanding now.]

Consulting and accounting services expenses of $17,638 were paid during the first quarter 2009 to a company controlled by the Chief Financial Officer of the Company (first quarter 2008: $27,000).

OFF-BALANCE SHEET ARRANGEMENTS

See description of option agreements under the "Properties and Projects" section.

PROPOSED TRANSACTIONS

There are no proposed transactions at this time, although the Company does continue to evaluate potential merger, acquisition, investment and joint venture opportunities.

CRITICAL ACCOUNTING ESTIMATES AND ACCOUNTING POLICIES

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities at the date of the financial statements and the reported amount of certain revenue and expenses during the period. Actual results could differ significantly from those estimates.

Critical Accounting Estimates and Assumptions

Assessment of Recoverability of Mineral Property Costs

The Company’s recorded value of its exploration properties is based on historical costs that expect to be recovered in the future. The Company’s recoverability evaluation is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale.

Assessment of Recoverability of Future Income Tax Assets

In preparing the consolidated financial statements, the Company is required to estimate its income tax obligations. This process involves estimating the actual tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. The Company assesses, based on all available evidence, the likelihood that the future income tax assets will be recovered from future taxable income and, to the extent that recovery cannot be considered "more likely than not," a valuation allowance is established. If the valuation allowance is changed in a period, an expense or benefit must be included within the tax provision on the consolidated income statement.

Estimate of Stock Based Compensation and Associated Assumptions

The Company recorded stock-based compensation based on an estimate of the fair value on the grant date of stock options issued. This accounting required estimates of interest rate, life of options, stock price volatility and the application of the Black-Scholes option pricing model.

Assessment of Recoverability of Receivables Including VAT

The carrying amount of accounts receivables, and Value Added Tax are considered representative of their respective values. The Company assesses the likelihood that these receivables will be recovered and, to the extent that recovery is considered doubtful a provision for doubtful accounts is recorded.

Estimate of Fair Value of Financial Instruments

Where the fair value of a financial instrument is different than its carrying value disclosure of the estimated fair value is required. The fair value disclosed is based on management estimates using assumptions such as market interest rates.

Going Concern Assumption

These consolidated financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern, which contemplate the realization of assets and settlement of liabilities in the normal course of business as they come due.

The Company's ability to continue as a going concern is dependent upon its ability to fund its working capital and exploration requirements and eventually to generate positive cash flows, either from operations or sale of properties. These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary were the going concern assumption inappropriate, and these adjustments could be material.

Asset Retirement Obligations

Future costs to retire an asset including dismantling, remediation and ongoing treatment, and monitoring of the site are recognized and recorded as a liability at fair value. The liability is accreted, over time through periodic charges to earnings. In addition, asset retirement costs are capitalized as part of the asset's carrying value and amortized over the asset’s useful life.

The Company has an obligations relating to the retirement of its assets and a liability has been recognized as at August 31, 2008 of $13,942, compared with $13,090 as at May 31, 2008.

The estimates are based principally on legal and regulatory requirements. It is quite possible that the Company's estimates of its ultimate reclamation and closure liabilities associated with any mine or facility built will change as a result of changes in regulations, changes in the extent of environmental remediation required, changes in the means of reclamation or changes in cost estimates. Consequently, changes resulting from revisions to the timing or the amount of the original estimated of undiscounted cash flows will be recognized as an increase or a decrease to the carrying amount of the liability and related long-lived asset. The liability will be increased for the passage of time and reported as an operating expense (accretion cost). The estimated cost associated with the retirement of the mineral properties is capitalized to those assets and will be amortized when these assets are put into production at amortization rates assigned to those assets.

Critical Accounting Policies

Income Tax

The Company accounts for income taxes in accordance with the asset and liability method. The determination of future income tax assets and liabilities is based on the differences between the financial statement and the income tax bases of assets and liabilities, using substantively enacted tax rates in effect for the period in which the differences are expected to reverse. Future income tax assets are recorded to recognize tax benefits only to the extent that, based on available evidence, it is more likely than not that they will be realized.

Mineral Property Costs

Direct exploration and development costs are deferred in the accounts, net of amounts recovered from third parties, including receipts from options. At production, these costs will be amortized using the units-of production method based on estimated reserves. Costs relating to properties abandoned are written off when the decision to abandon is made, or earlier if a determination is made that the property does not have economically recoverable reserves.

The recorded book value of the Company's mineral properties in North America is not intended to reflect the present or future value of the gold projects. The Company is in the process of exploring and developing its properties in North America. On a regular basis, the Company reviews the carrying values of deferred mineral property acquisition and exploration expenditures with a view to assessing whether there has been any impairment in value. If after the review, it is determined that the carrying amount of a mining interest is impaired, that mining interest is written-down to its estimated net realizable value. A mining interest is reviewed for impairment when events or changes in circumstances indicate that its carrying amount may not be recoverable.

The amounts shown for mining properties do not necessarily represent present or future values. Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

Cash and Cash Equivalents

Cash and cash equivalents are comprised of highly liquid investments with maturity of 3 months or less at the date of original issue.

Flow-through Financing

The Company has financed a portion of its exploration activities through the issue of flow through shares, which transfer the tax deductibility of exploration expenditures to the investor. Proceeds received on the issue of such shares have been credited to capital stock and the related \ exploration costs have been charged to mineral properties. Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. When these expenditures are renounced, temporary taxable differences created by the renunciations reduce share capital.

Loss per Share

Basic loss per share is determined by dividing the net loss by the weighted average number of ordinary shares outstanding during the financial period. Diluted loss per share is the same as basic loss per share as the effect of potential issues of shares under option or from warrant exercises would be anti-dilutive.

Revenue recognition

Gains and losses on sale of marketable securities and properties are recognized when realized. Interest income is recognized on the accrual basis.

Share issue costs and reorganization costs

Share issue costs are recorded as a reduction of share capital. Reorganization costs are charged to deficit.

Translation of foreign currencies

Foreign currency accounts are translated into Canadian dollars as follows: At the transaction date, each asset, liability, revenue or expense is translated into Canadian dollars by the use of the exchange rate in effect at that date. At the year end date, monetary assets and liabilities are translated into Canadian dollars by using the exchange rate in effect at that date and the resulting foreign exchange gains and losses are included in operations in the current period.

Changes in Accounting Policies including Initial Adoption

Capital Disclosures and Financial Instruments – Disclosures and Presentation

On December 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535, Capital Disclosures, Handbook Section 3862 and Financial Instruments – Disclosures, and Handbook Section 3863, Financial Instruments – Presentation. These standards became effective for the Company on June 1, 2008.

Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

The new Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments — Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. The Company is currently assessing the impact of these new accounting standards on its financial statements.

General Standard of Financial Statement Presentation

Handbook Section 1400 specifies requirements to assess and entity’s ability to continue as a going concern and disclose any material uncertainties that cast doubt on its ability to continue as a going concern. The Company’s disclosure currently reflects such assessment.

Future Accounting Changes

International Financial Reporting Standards (“IFRS”)

In January 2006, the AcSB formally adopted the strategy of replacing financial reporting under Canadian GAAP with financial reporting under IFRS, for Canadian enterprises with public accountability. The current conversion timetable calls for financial reporting under IFRS for accounting periods commencing on or after January 1, 2011. On February 13, 2008, the AcSB confirmed that the use of IFRS will be required in 2011 for publicly accountable for-profit enterprises. Financial reporting under IFRS will be required for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company will be required to prepare comparative financial statements in accordance with IFRS beginning with the three-month period ended February 28, 2010. The Company is currently assessing the impact of IFRS on its financial statements.

Goodwill and Intangible Assets

In October 2007, the CICA approved Handbook Section 3064, "Goodwill and Intangible Assets" which replaces the existing Handbook Sections 3062, "Goodwill and Other Intangible Assets" and 3450 "Research and Development Costs". This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008, with earlier application encouraged. The standard provides guidance on the recognition, measurement and disclosure requirements for goodwill and intangible assets. The Company is currently assessing the impact of this new accounting standard on its consolidated financial statements.

United States GAAP

Refer also Note 12 to the unaudited financial statements for first quarter 2009 for a discussion of GAAP accounting pronouncements in the United States ("US") that have or may in subsequent reporting periods affect the differences reported by the Company between Canadian GAAP and US GAAP.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

At the close of the most recent fiscal period, the financial instruments of the Company consisted of accounts receivable, accounts payable and accrued liabilities. Grandview does not expect to be exposed to significant interest, currency or credit risks arising from these financial instruments. The Company estimates that the fair values of all its financial instruments approximate their carrying values.

CONTROLS AND PROCEDURES

The CEO and CFO have evaluated the effectiveness of the Company's disclosure controls and procedures and assessed the design of the Company's internal controls over financial reporting as of August 31, 2008, pursuant to the requirements of Multilateral Instrument 52-109.

Management has concluded that, as of August 31, 2008, such financial reporting disclosure controls and procedures and the design of the Company’s internal controls over financial reporting were effective.

Management is not aware of any changes in its internal controls over financial reporting during the first quarter 2009 that would materially affect, or is reasonably likely to materially affect, its internal controls over financial reporting.

OUTLOOK

The company will continue to focus exploration efforts on our projects in Red Lake, Ontario and Rice Lake, Manitoba. Over the winter months we plan to continue drilling the NS Zone at our Dixie Lake Property as we further our understanding of the high-grade quartz vein zone that was discovered in 2007. Additionally, we plan to re-visit our exploration of the Shawshan-Bonanza Property that is contiguous with the Goldcorp/Premier Bonanza project that continues to see focused drilling on zones of mineralization that potentially strike onto our property.

In Manitoba we will digest the results of the summer exploration program and plan for future work as determined by the results.

As the capital markets continue to remain volatile and confidence in the financial system is stressed we will focus our energies on areas that we believe will have the greatest possible return to our shareholders over the long-term. These are challenging times and we will do our best to guide the company forward, keeping in site our long-term strategy and goals of acquiring and exploring high quality projects in low political risk environments in Canada and the United States.

RISKS AND UNCERTAINTIES

At the present time, Grandview does not hold any interest in a mining property in production. Therefore, the Company’s viability and potential success lies in its ability to develop, exploit and generate revenues from potential mineral deposits discoveries resulting from planned exploration programs on its properties or its option agreements. Revenues, profitability and cash flow from any future mining operations involving the Company will be influenced by precious metal prices and by the relationship of such prices to the production costs. Such prices have fluctuated widely in the past, affected by numerous factors beyond the Company’s control.

Grandview has limited financial resources and there are no assurances that additional funding will be available for further exploration and development of it projects or to fulfill its obligations under applicable option agreements. Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there is no assurance that it will be able to obtain such additional financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the property interests of the Company with the possible dilution or loss of such property interest.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on the Internet at the SEDAR website located at www.sedar.com and at www.grandviewgold.com.